UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-QSB ☒

☐ Form N-SAR

For Period Ended: September 30, 2005	SEC FILE NUMBER
☐ Transition Report on Form 10-K	0-50894
☐ Transition Report on Form 20-F	__________________
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q	CUSIP NUMBER
☐ Transition Report on Form N-SAR	95828P 10 4

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
FIRSTPLUS Financial Group, Inc.
Full Name of Registrant

Former Name if Applicable
5100 N. O’Connor Boulevard, 6th Floor
Address of Principal Executive Office (Street and Number)
Irving, Texas 75039
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant is currently engaged in litigation relating to its upcoming 2005 Special Meeting of Shareholders. On October 31, 2005, the petitioners in the court action styled Danford L. Martin, et al. v. FirstPlus Financial Group, Inc., et al., in the Second Judicial District Court for the State of Nevada (the “District Court”), filed an Emergency Motion to Continue Date of Election of Directors. The election of directors was previously scheduled to occur at the registrant’s 2005 Special Meeting of Shareholders (the “Special Meeting”) on November 16, 2005. Despite the registrant’s objections, the District Court agreed to continue the election, and a status hearing has been scheduled for November 15, 2005 to reset the date of the Special Meeting and the election. Because the registrant was prepared to have the Special Meeting on the scheduled date, the registrant requested the Nevada Supreme Court to rescind the court’s decision to grant a “continuance” of the meeting and election date or to prohibit the court from “continuing” the date of the meeting and election of directors. The Nevada Supreme Court denied the petition. The registrant has one officer and employee, who is the only person with responsibilities and access to information necessary to the registrant’s accounting functions, and these court proceedings have required the attention of such officer. As a result, the registrant’s Form 10-QSB could not be completed in time. The registrant intends to file its Form 10-QSB within the prescribed period allowed by the rules relating to Form 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jack (J.D.) Draper	(214)	496-1266
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes [] No ☒

Form 10-QSB for the quarterly period ended September 30, 2004

________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [] No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment I to this Form 12b-25

FIRSTPLUS Financial Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2005	By: /s/ Jack (J.D.) Draper

Jack (J.D.) Draper

President and CEO

Attachment I

Since 1999, the registrant was essentially a dormant company without sufficient resources to retain an independent auditor. Prior to 1999, the registrant’s main operating entity, FirstPlus Financial, Inc. (“FPFI”), employed a large accounting staff responsible for the registrant’s extensive accounting needs and financial reporting. Prior to its collapse, FPFI’s operations were geographically dispersed and its accounting records had not been centralized in Dallas. When FPFI filed for bankruptcy protection in 1999, FPFI employees who maintained the registrant’s records were inundated with creditor demands for information. Following FPFI’s bankruptcy, virtually all of FPFI’s remaining accounting personnel were laid off. The registrant, with its very limited personnel, attempted to maintain control over its records, but most of those records remained fragmented or under the control of the FPFI bankruptcy estate. In January 2004, the registrant attempted to assemble the fragmented records in an effort to develop a workable set of books and records. The individuals involved with this endeavor, while not employed by the registrant, volunteered to help and worked diligently to assemble the fragmented records. By the beginning of 2005, the registrant had finally gathered a workable set of books and records to begin the process of obtaining audited financial statements for 2004 and attempted to gather the books and records necessary to address the deficiencies in the registrant’s financial reporting, including its period reports under the Exchange Act.